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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of January 2007

Commission File Number: 0-31100

RIMFIRE MINERALS CORPORATION
700-700 West Pender Street Vancouver BC Canada V6C 1G8

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑  Form 40-F ¨

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ¨  No  ☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):       82-

TSX-V:RFM	Suite 700 - 700 West Pender St. Vancouver, B.C. Canada V6C 1G8 T: (604)669-6660 F: (604)669-0898 E-mail: info@rimfire.bc.ca Web Site: www.rimfireminerals.com Contact: David Caulfield or Jason Weber

News Release

Rimfire Partners With Robert McEwen

to Explore Alaskan Properties

PR07-01

Vancouver, BC – January 9, 2007:  David Caulfield, President and CEO of Rimfire Minerals Corporation (“the Company”) is pleased to report that Evanachan Limited (“Evanachan”), part of the McEwen Capital group of companies (http://www.mcewencapital.com), has signed an option agreement to explore the Company’s strategically located portfolio of Goodpaster District properties in east-central Alaska. Evanachan is a private company wholly-owned by Robert R. McEwen, Chairman and CEO of US Gold Corporation and Lexam Explorations Inc., and former Chairman and CEO of Goldcorp Inc.

The Goodpaster District is anchored on Teck Cominco/Sumitomo’s Pogo Gold Mine (4.5 M oz. in reserves and resources) which commenced gold production in 2006. Rimfire is the largest landholder in the District, with claims covering 738 sq. km (182,320 acres) surrounding and on trend with Pogo.

“Evanachan has the vision to recognize that the Goodpaster could represent North America’s next gold district and that the opportunity to secure a foothold in an emerging play is indeed a rare opportunity,” stated David Caulfield, President and CEO of Rimfire Minerals.

Evanachan has agreed to fund a total of US$4.8 million in exploration over 6 years to earn a 60% interest in the group of five properties, including a $230,000 reimbursement of the Company’s 2006 exploration expenditures.  Upon vesting, Evanachan may obtain a further 10% interest in the properties by completing a feasibility study, and at Rimfire’s election, may obtain an additional 5% (for a total of 75%) by providing a project financing loan to be repaid from the Company’s free cash flow upon production.

Rimfire has maintained a presence in the Goodpaster District since 1998 when the Company first acquired a land position following Teck Cominco’s initial public disclosure of the Liese Zone discovery at Pogo. These holdings were expanded in late 2005 (see news release dated January 19, 2006) after recent gold discoveries in the District, including new gold zones discovered by Teck Cominco over a 12 kilometre trend on the Pogo Property. Rimfire’s 2006 field program investigated the 442 sq. km (110,000 acres) claim package staked in 2005 as well as high priority targets generated in previous programs. A total of 243 silt, 1403 soil and 158 rock samples were collected. Analytical results from this program will be used with existing data to target exploration for 2007.

About Rimfire

Rimfire Minerals Corporation is an aggressive, well-financed mineral exploration company with a portfolio of highly prospective gold and silver properties in western North America. Rimfire is partnered with Newmont Mining Company, Northgate Minerals Corporation, Fronteer Development Group, Cangold Limited, American Creek Resources Ltd., McEwen Capital Corporation, Arcus Development Group Inc. and BWG Mining.

On behalf of Rimfire Minerals Corporation

“David A. Caulfield”

David A. Caulfield, President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

This release is not intended for U.S. media or circulation within the United States. The securities described herein have not been, and will not be, registered under the Securities Act of 1933 and may not be offered or sold in the United States absent such registration or an exemption from registration.

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1

Reporting Issuer:

Rimfire Minerals Corporation

Suite 700 - 700 West Pender Street

Vancouver, B.C.

V6C 1G8

Item 2

Date of Material Change:

November 27, 2006

Item 3

Press Release:

Date

Place of Issue

January 9, 2007

Vancouver BC

Item 4

Summary of Material Change:

Rimfire Minerals Corporation has negotiated an agreement with Evanachan Limited, part of the McEwen Capital group of companies, to fund a total of US$4.8 million in exploration over 6 years to earn a 60% interest in the Alaska properties including a $230,000 reimbursement of the Company’s 2006 exploration expenditures.

Item 5

Full Description of Material Changes:

Rimfire Minerals Corporation has negotiated an agreement with Evanachan Limited, part of the McEwen Capital group of companies, to fund a total of US$4.8 million in exploration over 6 years to earn a 60% interest in the Alaska properties including a $230,000 reimbursement of the Company’s 2006 exploration expenditures. Upon vesting, Evanachan may obtain a further 10% interest in the properties by completing a feasibility study, and at Rimfire’s election, may obtain an additional 5% (for a total of 75%) by providing a project financing loan to be repaid from the Company’s free cash flow upon production.

Item 6

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

Not applicable.

Item 7

Omitted Information:

Not applicable.

Item 8

Executive Officers:

David A. Caulfield, President

Dorothy Miller, Chief Financial Officer

700-700 West Pender Street

700-700 West Pender Street

Vancouver, British Columbia

Vancouver, British Columbia

V6C 1G8

V6C 1G8

Telephone: (604) 669-6660

Telephone: (604) 669-6660

Email: davidc@rimfire.bc.ca

Email: dorothym@rimfire.bc.ca

Item 9

Date:

DATED at the City of Vancouver, in the Province of British Columbia this 9th day of January, 2007.

RIMFIRE MINERALS CORPORATION

“David A. Caulfield”

David A. Caulfield, President and CEO

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RIMFIRE MINERALS CORPORATION (Registrant)

Date: January 9, 2007	By: “David A. Caulfield”

David A. Caulfield, President